Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2009, 2008 and 2007
(Amended – See Explanatory Note)

Explanatory Note

These audited consolidated financial statements have been amended to include subsequent events material to the Company to July 23, 2009. The audited consolidated financial statements for the Company for the year ending March 31, 2009, filed in the United States, inadvertently did not include the signature of the Company's auditors, KPMG LLP in the audit report related to Internal Controls over Financial Reporting, necessitating that the Company re-file its financial statements in the United States, These audited consolidated financial statements for the Company for the year ended March 31, 2009 are also being re-filed to include the subsequent event disclosures which have been included in the consolidated financial statements re-filed in the United States.

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management's best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company's last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

"Patrick Evans"
Patrick C. Evans
President and Chief Executive Officer

"Jennifer Dawson"
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

July 24, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

AUDITORS' REPORT

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 25, 2009, except as to Notes 6 and 10 which are as of July 14, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2009 and 2008

	2009	2008

Assets

Current assets
Cash	$65,410	$144,750
Short-term investment (Note 4)	231,936	1,437,377
Marketable securities (Note 3)	5,958	37,569
Amounts receivable	37,419	103,399
Advances and prepaid expenses	57,249	56,932

	397,972	1,780,027

Interest in Gahcho Kué Project (Note 6)	65,161,533	64,984,140

Total assets	$65,559,505	$66,764,167

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$191,711	213,078

Long-term liabilities
Future income tax liabilities (Note 8)	5,686,567	5,909,363

Shareholders' equity:
Share capital (Note 7)	85,870,841	85,581,729
Contributed surplus (Note 7)	1,264,800	945,210
Deficit	(27,455,740)	(25,918,150)
Accumulated other comprehensive (loss) income	1,326	32,937

Total shareholders' equity	59,681,227	60,641,726

Total liabilities and shareholders' equity	$65,559,505	$66,764,167

See accompanying notes to consolidated financial statements
Nature of operations (Note 1)
Going concern (Note 1)
Subsequent events (Notes 6 and 10)

On behalf of the Board of Directors:

"Jonathan Comerford"	"Patrick Evans"
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

	2009	2008	2007

Expenses:

Amortization	$-	$(14,239)	$(1,675)
Consulting fees	(639,987)	(474,704)	(476,754)
Interest and bank charges	(2,355)	(4,605)	(1,200)
Office and administration	(71,887)	(115,079)	(80,998)
Professional fees	(185,011)	(202,245)	(198,628)
Promotion and investor relations	(82,816)	(86,380)	(124,467)
Salary and benefits	(46,371)	(129,291)	(56,101)
Stock-based compensation (Note 7)	(574,200)	-	(186,321)
Transfer agent and regulatory fees	(115,856)	(106,343)	(190,121)
Travel	(78,685)	(61,324)	(45,672)

Net loss for the period before the undernoted	(1,797,168)	(1,194,210)	(1,361,937)

Other earnings (expenses):
Interest income	36,782	62,155	23,940
Write-down of long-term investment	-	-	(480,000)
Gain on sale of long-term investment	-	1,075,420	-
Share of loss of Camphor Ventures	-	-	(143,266)

	36,782	1,137,575	(599,326)

Net loss for the year before tax recovery	(1,760,386)	(56,635)	(1,961,263)

Future income tax recovery (Note 8)	222,796	222,166	-

Net (loss) income for the year	(1,537,590)	165,531	(1,961,263)

Deficit, beginning of year	(25,918,150)	(26,083,681)	(24,122,418)

Deficit, end of year	$(27,455,740)	$(25,918,150)	$(26,083,681)

Basic and diluted (loss) earnings per share	$(0.03)	$0.00	$(0.04)
Weighted average number of shares outstanding	59,929,348	59,674,830	55,092,966

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)

	2009	2008	2007

Net (loss) income for the year	$(1,537,590)	$165,531	$(1,961,263)

Other comprehensive (loss) income
Unrealized loss on marketable securities	(31,611)	(14,239)	-
Increase in value of long-term investment	-	795,420	-
Recycling of gain on sale of long-term investment	-	(1,075,420)	-
Recycling on opening unrealized gain on long-term investment	-	280,000	-

Comprehensive (Loss) Income	$(1,569,201)	$151,292	$(1,961,263)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

	2009	2008	2007

Balance, beginning of year	$32,937	$-	$-

Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	-	47,176	-
- long-term investment	-	280,000	-
- Change in fair value of available-for-sale assets
- marketable securities	(31,611)	(14,239)	-
- long-term investment	-	795,420	-
Recycling of gain on sale of long-term investment through other comprehensive income	-	(1,075,420)	-

Balance, end of year	$1,326	$32,937	$-

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

	2009	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(1,537,590)	$165,531	$(1,961,263)
Items not involving cash:
Future income tax recovery	(222,796)	(222,166)	-
Amortization	-	14,239	1,675
Stock-based compensation (Note 7)	574,200	-	186,321
Write-down of long-term investment	-	-	480,000
Gain on sale of long-term investment	-	(1,075,420)	-
Share of loss of Camphor Ventures	-	-	143,266

Changes in non-cash operating working capital
Amounts receivable	65,980	139,668	(60,850)
Advances and prepaid expenses	(317)	(45,672)	(5,208)
Accounts payable and accrued liabilities	(21,367)	(205,721)	237,533

	(1,141,890)	(1,229,541)	(978,526)

Investing activities:
Deferred exploration costs	(177,393)	(13,496)	(88,722)
Divestment/(investment) in short-term investment	1,205,441	(912,377)	(275,000)
Purchase of equipment	-	-	(5,929)
Proceeds from sale of investment	-	1,995,420	-
Acquisition of Camphor Ventures, net of cash acquired	-	(16,274)	(205,755)

	1,028,048	1,053,273	(575,406)

Financing activities:
Shares issued for cash	34,502	141,048	888,450

Increase (decrease) in cash and cash equivalents	(79,340)	(35,220)	(665,482)
Cash, beginning of year	144,750	179,970	845,452

Cash, end of year	$65,410	$144,750	$179,970

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

1.	Nature of operations and Going Concern:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. ("De Beers Canada") (Note 6), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as "Interest In Gahcho Kué Project" is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The Company's ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company's ability to continue as a going concern. (See Note 10).

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant Accounting Policies and Future Accounting Policy Changes:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and short-term investment:

Cash consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investment is an investment with an original maturity of greater than three months when acquired (see Note 4).

(c)	Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at fair market value for the years ended March 31, 2009 and 2008. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the- counter markets. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. Prior to the adoption of CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", the Company carried marketable securities at the lower of cost and quoted fair market value. The changes in fair market value are recorded as Other Comprehensive Income/Loss.

(d)	Interest In Gahcho Kué Project:

The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment", and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 – "Mining Exploration Costs" which interprets how Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" ("AcG- 11") affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061. "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

(d)	Interest In Gahcho Kué Project (continued):

EIC-174 also sets forth the Committee's consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting writedowns are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company's Interest in Gahcho Kué Project is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the Interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

(e)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at annual rates of 20% for furniture and equipment, and 30% for computers.

(f)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2009 and 2008, the Company has determined that it does not have material obligations for asset retirement obligations.

(g)	Stock-based compensation:

The Company applies the fair value method for stock-based compensation and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period. Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

(h)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i)	(Loss) earnings per share:

Basic (loss) earnings per share is calculated by dividing the (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(j)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at historic rates of exchange, and statement of operations items are translated at the average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

(k)	Financial instruments:

The fair values of the Company's cash, short-term investment, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities and long-term investments is disclosed in Note 3.

(l)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, the assumptions used in determining the fair value of stock-based compensation, and the calculations of future income tax assets. Actual results could materially differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

Newly Adopted Accounting Standards

Effective April 1, 2008 and during the year ended March 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements:

(m)	Capital Disclosures

New CICA Accounting Handbook Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity's objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 9 to the consolidated financial statements for the year ended March 31, 2009.

(n)	Financial Instruments

New CICA Accounting Handbook Sections 3862, "Financial Instruments – Disclosures", and 3863,"Financial Instruments – Presentation", replace existing Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

(o)	Inventories

New CICA Accounting Handbook Section 3031, "Inventories", prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(p)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company's consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued):

Newly Adopted Accounting Standards (continued)

(q)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee ("EIC") Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"), effective immediately. EIC-173 requires the Company to consider the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company's consolidated financial statements.

Future Accounting Policy Changes:

(r)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, "Goodwill and Intangible Assets", replacing existing Handbook Section 3062 "Goodwill and Other Intangible Assets". Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its consolidated financial statements.

(s)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, "Business Combinations" (replacing Section 1581 "Business Combinations"), Section 1601 "Consolidated Financial Statements", and Section 1602 "Non-Controlling Interests".

Section 1582, "Business Combinations", establishes standards for the accounting of a business combination for which the acquisition date is after the Company's fiscal year ended March 31, 2011.

Section 1601, "Consolidated Financial Statements", with the new Section 1602, replaces the former Section 1600, "Consolidated Financial Statements", and establishes standards for the preparation of consolidated financial statements.

Section 1602, "Non-Controlling Interests", establishes standard for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company's interim and annual financial statements relating to the Company's fiscal year commencing April 1, 2011. Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

2.	Significant accounting policies (continued): Future Accounting Policy Changes:

(t)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IRFS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

3.	Marketable Securities:

The quoted market value of remaining marketable securities at March 31, 2009 was $5,958 (March 31, 2008 - $37,569). The original cost of these marketable securities at March 31, 2009 was $4,632 (March 31, 2008 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.	Financial Instruments:

Financial Assets and Liabilities

Information regarding the Company's financial assets and liabilities is summarized as follows:

		March 31, 2009		March 31, 2008
	Fair Value	Carrying Value	Fair Value	Carrying Value

Held for trading –
Cash	$65,410	$65,410	$144,750	$144,750
Short-term investment	231,936	231,936	1,437,377	1,437,377
	$297,346	$297,346	$1,582,127	$1,582,127
Available-for-sale
Marketable securities	$5,958	$5,958	$37,569	$37,569
Loans and receivables
Amounts receivable	$37,419	$37,419	$103,399	$103,399
Other liabilities
Accounts payable and accrued liabilities	$191,711	$191,711	$213,078	$213,078

The short-term investment at March 31, 2009 is a cashable guaranteed investment certificate ("GIC") held with a major Canadian financial institution with a maturity of October 6, 2009. The GIC held at March 31, 2009 is carried at fair market value. Given the GIC's low risk and the ability to cash it at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investment. The balance of interest income recognized in the Company's financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2009
Amounts receivable –
Currently due	$5,364
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	32,055
$37,419

Cash	65,410
Short-term investments	231,936
$297,346

All of the Company's cash and short-term investment are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investment is cashable in whole or in part with interest at any time to maturity. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to receivables. The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $37,419.

The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company is not currently required to fund the exploration and development work of the Gahcho Kué Project (see Note 6). The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 9. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in Note 1, the Company's ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,537,590 and $1,141,890 respectively in the year ended March 31, 2009. With approximately $300,000 of cash and short-term investment at March 31, 2009, the Company has sufficient capital to finance its operations until approximately June 30, 2009, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Market Risk

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market. They are recorded at fair value in the Company's financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company's exposure to market risk is not considered to be material.

Foreign Currency Risk

The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

March 31, 2009
Cash	$7,507
Amounts receivable	-
Accounts payable and accrued liabilities	(40,962)

Net exposure	$(33,455)

Based on the above net exposure at March 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $3,350 increase or decrease respectively in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at March 31, 2009 to interest rate risk through its financial instruments. The short-term investment is at a fixed rate of interest that does not fluctuate during the remaining term. The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

5.	Investment in Camphor Ventures Inc.

During the year ending March 31, 2008, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. ("Camphor"), representing approximately 66% of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company's holdings in Camphor to 100%, and the Company's interest in the Gahcho Kué Project to 49%, with De Beers Canada holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company's shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The allocation of the purchase price is summarized in the table below.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding
(net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Value of replacement options issued	774,340
Transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net assets	$384,262
Mineral properties	32,400,320
Future income taxes	(6,131,529)
$26,653,053

6.	Interest in Gahcho Kué Project:

	2009	2008
Opening balance	$64,984,140	$32,570,324

Mineral Acquisition Properties – Camphor acquisition	-	32,400,320
Technical consulting	164,638	-
Mining lease costs	12,755	13,496
	$65,161,533	$64,984,140

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

6.	Interest in Gahcho Kué Project (continued):

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. ("De Beers Canada") holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the definitive feasibility study, De Beers Canada's interest will be reduced to a 30% participating interest.

If called upon to fully fund the definitive feasibility study, De Beers Canada's interest in the Project will increase to 55% on completion of the study. If called upon to fully fund the capital for construction of a mine, De Beers Canada's interest in the Project will increase to 60% on the commencement of commercial production.

Under the agreement with De Beers Canada in effect at March 31, 2009, the Company is not responsible for funding the Project and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the "2009 Agreement") with De Beers Canada (jointly, the "Participants") with respect to the Gahcho Kué Project that replaces the previous agreement (the "2002 Agreement") entered into by the Participants. Under the 2009 Agreement:

1.

The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.

Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

3.

Each Participant will contribute their proportionate share to the future project development costs;

4.

Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

5.

The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

6.

Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

  $200,000 on execution of the 2009 Agreement (Mountain Province's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);

  Up to $5.1 million in respect of De Beers Canada's share of the costs of a feasibility study to be commissioned as soon as possible;

  $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;

  $10 million following the issuance of the construction and operating permits;

  $10 million following the commencement of commercial production; and

  The balance within 18 months following commencement of commercial production;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

6.

Interest in Gahcho Kué Project (continued):

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

7.	Share Capital and Contributed Surplus:

(a)	Authorized:

Unlimited number of common shares without par value

(b)	Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issuance of shares upon investment in Camphor Ventures (Note 5)	1,944,868	7,390,498

Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 5)	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	$85,870,841

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2009, there were 1,327,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

7.	Share Capital and Contributed Surplus (continued):

(c)	Stock options (continued):

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37

Balance, March 31, 2007	410,000	2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05

Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	$1.72

The following are the stock options outstanding and exercisable at March 31, 2009.

	Black		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

October 1, 2009	$189,400	200,000	0.50 years	1.96
November 1, 2010	180,100	100,000	1.59 years	2.63
January 30, 2011	321,100	100,000	1.84 years	4.50
November 23, 2013	574,200	900,000	4.65 years	1.26

	$1,264,800	1,300,000	3.56 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2009	2008

Dividend yield	0%	0%
Expected volatility	55.59%	34%-64%
Risk-free interest rate	2.57%	4.64%
Expected lives	5 years	2.83-10.33 months
Weighted average fair value of options issued	$0.638	$3.58-$4.14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

7.	Share Capital and Contributed Surplus (continued):

(d)	Contributed surplus:

Amount

Balance, March 31, 2006	$561,777
Value of options issued to Camphor option holders	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	$1,264,800

(e)	Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

8.	Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the years ended March 31, 2009 (2008 – 26.5% and 2007 – 34.25%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	2009	2008	2007

Loss before income taxes	$1,760,386	$56,635	$1,961,263

Tax recovery calculated using statutory rates	466,500	15,000	671,700
(Expenses not deductible for taxation)/earnings not subject to taxation	(152,163)	207,166	(195,000)
Other (return to provision adjustments)	(91,541)	-	-

	222,796	222,166	476,700
Valuation allowance	-	-	(476,700)

	$222,796	$222,166	$-

The components that give rise to future income tax assets and future tax liabilities are as follows:

	2009	2008	2007

Interest in Gahcho Kué Project	$(6,369,281)	$(6,131,529)	$869,900
Loss carry forwards	992,556	872,259	810,200
Equipment	-	-	143,000
Long-term investment	-	-	590,000
	(5,376,725)	(5,259,270)	2,413,100
Valuation allowance	(309,842)	(650,093)	(2,413,100)

Net future income tax asset (liability)	$(5,686,567)	$(5,909,363)	$-

At March 31, 2009, the Company has available losses for income tax purposes totaling approximately $3.8 million, expiring at various times from 2010 to 2029. Of the available losses, $0.9 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $41 million, which may be carried forward and utilized to reduce future taxable income. Included in the $41 million of tax pools is $30 million which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2009, 2008, and 2007

9.	Capital Management

The Company considers its capital structure to consist of share capital, contributed surplus and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The property in which the Company currently has an interest is in the development and permitting stage; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our property and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended March 31, 2009. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

10.

Subsequent Events:

As described in Note 6, on July 3, 2009, the Company entered into a revised and restated joint venture agreement (the "2009 Agreement") with De Beers Canada (jointly, the "Participants") with respect to the Gahcho Kué Project that replaces the previous agreement (the "2002 Agreement") entered into by the Participants.

On July 14, 2009, the Company announced that it would be arranging a non-brokered private placement of up to 3 million Units at a price of $1.50 per Unit. If fully subscribed, the private placement will raise proceeds of $4.5 million. Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at an exercise price of $2.00 within 18 months from closing.